Exhibit 99.1
Shinhan Financial Group 2014 Operating Results

On February 4, 2015, Shinhan Financial Group released its operating results for fiscal year 2014. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		4Q 2014	3Q 2014	QoQ Change (%)	4Q 2013	**	YoY Change (%)

Revenue*	Specified Quarter	7,104,144	6,550,776	8.45	6,885,252		3.18

	Cumulative	27,551,684	20,447,540	—	28,574,084		-3.58

Operating Income	Specified Quarter	310,349	832,949	-62.74	461,842		-32.80

	Cumulative	2,654,810	2,344,461	—	2,631,999		0.87

Income before Income Taxes	Specified Quarter	437,793	856,798	-48.90	455,892		-3.97

	Cumulative	2,867,576	2,429,783	—	2,676,553		7.14

Net Income	Specified Quarter	340,535	651,485	-47.73	375,643		-9.35

	Cumulative	2,199,611	1,859,076	—	2,055,339		7.02

Net Income Attributable to Controlling Interest	Specified Quarter	313,063	632,008	-50.47	339,087		-7.67

	Cumulative	2,081,110	1,768,047	—	1,898,577		9.61

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Financial information for the 4Q 2013 have been retroactively restated to reflect changes in accounting policies in accordance with reclassification of Hybrid bonds.

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		4Q 2014	3Q 2014	QoQ Change (%)	4Q 2013	YoY Change (%)
Revenue*	Specified Quarter	3,690,145	2,629,100	40.36	3,782,698	-2.45

	Cumulative	13,987,650	10,279,505	—	15,454,849	-9.49

Operating Income	Specified Quarter	206,001	548,536	-62.45	324,957	-36.61

	Cumulative	1,797,396	1,591,395	—	1,719,972	4.50

Income before Income Taxes	Specified Quarter	214,993	557,891	-61.46	315,552	-31.87

	Cumulative	1,835,796	1,620,803	—	1,728,013	6.24

Net Income	Specified Quarter	183,350	430,192	-57.38	283,306	-35.28

	Cumulative	1,455,653	1,272,303	—	1,373,176	6.01

Net Income Attributable to Controlling Interest	Specified Quarter	183,256	430,096	-57.39	283,294	-35.31

	Cumulative	1,455,224	1,271,968	—	1,373,017	5.99

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		4Q 2014	3Q 2014	QoQ Change (%)	4Q 2013	YoY Change (%)
Revenue*	Specified Quarter	1,216,746	1,138,345	6.89	1,145,461	6.22

	Cumulative	4,596,758	3,380,102	—	4,614,563	-0.39

Operating Income	Specified Quarter	163,446	235,002	-30.45	167,221	-2.26

	Cumulative	824,201	660,755	—	857,380	-3.87

Income before Income Taxes	Specified Quarter	167,044	244,532	-31.69	161,777	3.26

	Cumulative	822,037	654,993	—	850,802	-3.38

Net Income	Specified Quarter	127,400	190,089	-32.98	123,319	3.31

	Cumulative	635,151	507,751	—	658,074	-3.48

Net Income Attributable to Controlling Interest	Specified Quarter	127,400	190,089	-32.98	123,319	3.31

	Cumulative	635,151	507,751	—	658,074	-3.48

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues